Filed by Ajax I pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ajax I

Commission File No. 001-39660

The below presentation was used by Cazoo Holdings Ltd. (“Cazoo”) in presentations to certain interested parties with respect to Cazoo’s previously disclosed proposed business combination with Ajax I.

CAZOO

Search. Drive. Smile.

Investor Presentation

May 2021

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cazoo Holdings Ltd. (the "Company" or "Cazoo") and Ajax I ("Ajax") and related transactions (the "Proposed Business Combination") and for no other purpose. No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Cazoo, Ajax or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cazoo or the Proposed Business Combination. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements

This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements involve predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Ajax, Cazoo, the combined company or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of Ajax, to obtain financing to complete the Proposed Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (6) the risk that the Proposed Business Combination disrupts current plans and operations of Ajax or Cazoo as a result of the announcement and consummation of the Proposed Business Combination; (7) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Proposed Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Proposed Business Combination; (10) the possibility that Ajax, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo's business and/or the ability of the parties to complete the Proposed Business Combination; (12) Cazoo's estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Ajax's final prospectus relating to its initial public offering dated October 9, 2020. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of Ajax's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Ajax from time to time with the U.S. Securities and Exchange Commission (the "SEC") and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo and Ajax assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Cazoo nor Ajax gives any assurance that either Cazoo or Ajax will achieve its expectations.

Additional Information and Where to Find It

Capri Listco ("Listco") has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of Ajax and a prospectus of Listco. The definitive proxy statement/prospectus will be sent to all Ajax stockholders as of a record date to be established for voting on the Proposed Business Combination and other matters as may be described in the registration statement. Ajax and Cazoo also will file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Ajax are urged to carefully read the entire registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, as well as any amendments or supplements to these documents, in connection with the Proposed Business Combination as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ajax or Cazoo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ajax may be obtained free of charge from Ajax's website at https://ajaxcap.com or by written request to Ajax at 667 Madison Avenue, New York, NY 10065 and the documents filed by Cazoo may be obtained free of charge from Cazoo's website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

Ajax and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ajax's stockholders in connection with the Proposed Business Combination. Information about Ajax's directors and executive officers and their ownership of Ajax's securities is set forth in Ajax's filings with the SEC, including Ajax's Annual Report on Form 10-K/A filed with the SEC on May 7, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

Disclaimer

Industry and Market Data

This presentation has been prepared by Cazoo and Ajax and includes market data and other statistical information from sources believed by Cazoo and Ajax to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Cazoo or Ajax, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Cazoo and Ajax believe these sources are reliable, Cazoo and Ajax have not independently verified the information and cannot guarantee its accuracy and completeness.

Financial Information; Non-IFRS Financial Measures

Some of the financial information and data contained in this Presentation, such as Adjusted EBITD and Adjusted EBITDA margin, has not been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS"). Adjusted EBITDA is defined as loss after tax from continuing operations, before income tax credit, finance income, finance costs, depreciation, amortization, share-based payment charges and exceptional items. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Cazoo and Ajax believe these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cazoo's financial condition and results of operations. Cazoo's management uses these non-IFRS measures for trend analyses and for budgeting and planning purposes. Cazoo and Ajax believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in comparing Cazoo's financial condition and results of operations with other similar companies, many of which present similar non-IFRS financial measures to investors. However, other companies may calculate their non-IFRS measures differently, and therefore the non-IFRS measures in this Presentation not be directly comparable to similarly titled measures of other companies. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Cazoo's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results. Cazoo is not providing a reconciliation of projected Adjusted EBITDA for full years 2021-2024 to the most directly comparable measure prepared in accordance with IFRS because Cazoo is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact and the periods in which the adjustments may be recognized. For the same reasons, Cazoo is unable to address the probable significance of the unavailable information, which could be material to future results. You should review Cazoo's audited financial statements, which are included in the registration statement relating to the Proposed Business Combination.

No Offer or Solicitation

This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Use of Projections

Any financial information in this Presentation (including specifically the projections) that are forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Cazoo's and Ajax's control. While such information and projections are necessarily speculative, Cazoo and Ajax believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward-looking statements concerning Cazoo and Ajax, the proposed transactions or other matters and attributable to Cazoo and Ajax or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Trademarks

This presentation contains trademarks, service marks, trade names and copyrights of Cazoo, Ajax and other companies, which are the property of their respective owners.

To transform the car buying experience across the UK and Europe.

We make getting your next car no different to ordering any other product today…where consumers can simply & seamlessly purchase, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours.

Key investment highlights

c.£500bn market across the UK & EU ripe for digital disruption

Unique proposition and brand with market-leading execution

Proprietary data and technology underpin growth & profitability

Fully integrated model in the UK, with in-house reconditioning and logistics

Compelling progress hitting **£550m run-rate revenues**[1]

World-class team led by one of Europe's most successful serial digital entrepeneurs

Benefiting from acceleration & permanent **shift from offline to online**

Expertise in executing game-changing **M&A and commercial partnerships**

Clear leader & significant head start in Europe's most attractive market

[1] Run-Rate revenues as of Mar 21.

Our progress so far

Vehicles sold	Run-Rate Revenues	Subscribers
25,000+	£550m+	6,500+

Vehicles available	Employees	Strategic Deals
c.3,000	2,000+	10+

Note: Vehicles sold and Subscribers since launch in Dec 19, as of May 21. Employees, Inventory and Strategic Deals as of May 21. Run-Rate revenues as of Mar 21.

Transaction summary

Key Transaction Highlights

Headline Valuation

$7,000m
Pro Forma Enterprise Value

1.3x / 12.7x
23E Revenue / GP Multiple

$7,940m
Pro Forma Equity Value

$6,850m
Value to Cazoo Shareholders[1]

79%
Cazoo Shareholder Ownership[2]

Financing Details

$805m
SPAC size

$800m
PIPE size

$898m
Primary proceeds

$605m[3]
Secondary proceeds

Represents, in aggregate, 9% of existing shareholder value

Implied Sources & Uses

Sources ($m)		Uses ($m)	
Existing Shareholders Rollover Equity	6,245	Existing Shareholders Rollover Equity	6,245
Cash in Trust[4]	805	Primary Proceeds	898
PIPE	800	Secondary Proceeds	605
		Transaction Fees[5]	102
Total	**7,850**	**Total**	**7,850**

Pro Forma Ownership[6]

Pro Forma Ownership	%	Value ($m)
SPAC Investors	10.1%	805
PIPE Investors[7]	10.1%	800
Sponsors	1.1%	89
Existing Cazoo Shareholders	78.7%	6,245
Total	**100%**	**7,940**

Note: This presentation assumes 1.379 GBP to $1 exchange rate, which represents the closing exchange rate on 29 March 2021. [1] Total value including secondary. [2] Total shareholder ownership post transaction. [3] Any redemptions will impact the value of secondary proceeds. Secondary proceeds represent c.38% of total SPAC and PIPE proceeds. [4] Estimated Ajax cash-in-trust at closing. Assumes no Ajax stockholder has exercised its redemption rights. This amount will be reduced by the amount of cash used to satisfy any redemptions. [5] Estimated transaction fees of c.$102m, exact value to be finalised. Additional estimated stamp duty of c.$35m to be funded from primary proceeds post transaction. [6] Illustrative $10 share price, assuming 0% redemption rate on the SPAC Shares. [7] PIPE Investors include certain current shareholders of Cazoo and directors and officers of Ajax.

Market Opportunity

US peers highlight scale of opportunity



Cazoo growth well ahead of Carvana at same period since inception
10,000
5,000
0
Units Sold
Q1
Q2
Q3
Q4
Q5
CARVANA
CAZOO
Quarters Since Inception
CAZOO
CARVANA
vroom
Last Quarter Before Listing(1)

Cazoo expects to exceed Carvana IPO sales levels in Y2 UK-only despite market size differential

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Q1'2017 Retail Units Sold for Carvana, Q1'2020 Ecommerce Units sold for Vroom, Q2'2021 Units Sold for Cazoo.

Cazoo has created the most comprehensive market offering

	CAZOO	CARVANA	vroom	cinch	AUTOHERO	Incumbents
Brand leadership	✓	✓	✗	✗	✗	✗
Online only retail	✓	✓	✗	✓	✓	✗
In-house refurb/logistics	✓	✓	✗	✓	✓	✗
Fully digital finance	✓	✗	✓	✓	✓	✗
Market leading NPS	✓	✓	✗	✓	✗	✗
National coverage	✓	✗	✓	✓	✓	✗
Delivery & collection	✓	✓	✗	✓	✓	✓
Post-sales servicing	✓	✗	✗	✓	✗	✓
Subscription offering	✓	✗	✗	✗	✗	✗
New car supply	✓	✗	✗	✗	✗	✗

The UK & Europe have many advantages over the US

		UK	vs	US
• 2.0x e-commerce penetration / adoption in the UK vs US[1]	Online penetration:	22% (2019)		11% (2019)
• 1.5x car purchase turnover / frequency in the UK vs US[2]	Average car ownership:	3.5 years		5 years
• 7.5x population density in the UK and 3.5x in Europe vs US reduces logistics challenges[3]	People per sq. km:	275		36
• The UK and each European country are single national advertising markets	Full market coverage	Day 1		Y5+
• The UK and Europe are more attractive car finance markets with 7% YoY growth	YoY growth in used car finance[4]	+7%		+2%

[1] Management estimates based on underlying data from Statista E-commerce shares of total retail revenue. [2] Management estimates based on underlying data from AMOnline, Autotrader 2020 annual report. [3] Management estimates based on underlying data from World Bank Data. [4] Management estimates based on underlying data from AMOnline, UK growth represents Dec 2018-19; US growth represents Q3'2018-Q3'2019.

Huge market opportunity...

Used cars is the largest retail market with a total size of ~£500bn across the UK & EU[1]


£480bn+
~£310bn
~£150bn
~£110bn
~£40bn
£100bn+
£380bn+
£480bn+
Used Cars
Clothing
Furniture
Cosmetics & Toiletries
Consumer Electronics
UK
EU
TAM

Source: L'Argus, CCFA, Febiac, Faconauto, Autobiz, VWE, Aumacon, DAT Report 2020, Statistik Austria, UNRAE, Omnipret, Vroom, Samar, ACEA, KBA, UNECE, SMMT, OC&C analysis. Market values for EU27, UK, Switzerland and Norway. Other retail markets in Europe in 2020 from GlobalData. [1] OC&C estimate for UK and Europe retail Used Cars market in 2019. The total value of markets includes tax.

...ripe for digital disruption

Digital is ~2% of transactions vs. 15%+ in other sectors[1]


52%
32%
22%
16%
~2%
Huge Growth Potential
Consumer Electronics
Clothing
Furniture
Homewares
Used Cars

Offline retail experience no longer fit for purpose[2]

31% of consumers do not trust car dealers

49% of consumers are concerned that dealers have more information

38% of consumers are reluctant to purchase from their local dealer

(1) OC&C estimate of UK online penetration (defined as where full payment taken on phone or online) in 2020 for retail Used Cars market, other retail markets in the UK in 2020 from GlobalData. (2) OC&C Car Buyer Survey 2021 and analysis, 877 used car buyers / sellers in the UK were surveyed between Feb-20 and Jan-21

COVID has accelerated shift from offline to online



Shift to online

- 64% of consumers would now buy used cars online (36% pre-COVID)*
- Shift to online will continue and be permanent given poor legacy experience
- Increased consumer discovery of new and better way of transacting



Weakened incumbents

- Offline incumbents' activity has been permanently impaired
- High fixed costs, limited online presence and lack of brand awareness
- Disruption to new car market reduces no. of traditional used car dealerships



Car ownership

- 44% of public transport users reducing or stopping use*
- 48% of ride-sharing and taxi users reducing or stopping use*
- 15% of used car buyers hadn't previously planned to purchase*

*Source: CarGurus – UK COVID-19 Sentiment Study

Company Overview

Delivering the best-in-class proposition & customer experience

Better selection, value, quality, flexibility & convenience for consumers looking for their next car

How it works

Fully integrated proposition
Thousands of cars purchased using proprietary data and algorithms and reconditioned/stored centrally

End-to-end digital platform
Search and order entirely online including purchase, instant finance, subscription and part exchange valuation

Nationwide in-house logistics
Unique, best-in-class delivery experience with in-house storage, distribution, collection and servicing infrastructure

Complete car buying confidence


CAZOO
QUALITY
ASSURED

Quality assurance
Every Cazoo used car goes through a comprehensive 300 point inspection and is fully reconditioned before sale


£
MONEY
BACK
GUARANTEE

Money back guarantee
All customers get a 7-day full money back guarantee to make sure they love their Cazoo car


90
DAY
WARRANTY

90-day warranty
All Cazoo cars include a free 90-day warranty and roadside assistance for total peace of mind

Data & technology at the heart of the business

Buying

Demand-led retail back algorithmic buying model provides unique inventory advantage over incumbents

Operations

In-house refurb capabilities, logistics network and data-driven team, tools and infrastructure to optimise operations

Selling

Proprietary pricing models and best in class brand and digital marketing to drive efficiencies and optimise margins

Very strong brand identity with 69% national UK brand awareness[1] already


CAN YOU BUY A USED CAR WITHOUT LEAVING THE SOFA?
CAZOO YEAH!
CAZOO


DECISION IN MINUTES


DELIVERED TO YOUR DOOR
CAZOO


RODRIGUEZ
#ALOJAMES
CAZOO
BLUE FIN
DOS CAMINOS


CAZOO


CAZOO


IS THERE A BETTER WAY TO BUY A USED CAR?
CAZOO YEAH!
CAZOO

[1] Source: March Kantar Brand Tracker.

Hard to replicate vertically integrated infrastructure


CAZOO

Customer Centres

17 open

25+ future

Collection, Distribution, Storage, Servicing, Brand & Engagement



Refurbishment Capacity

5 locations

200k+ cars per annum
(c.£2.5bn estimated revenue from UK alone)

Best-in-class operations & UK-wide infrastructure



Delivery Infrastructure

150+ single car transporters

25+ multi-car transporters

Unique delivery & collection experience that delights customers

Set up for scale with market-leading operations & logistics


Cazoo Customer Centre
Vehicle Preparation Centre
Head Office
Support Centre


CAZOO


CAZOO





Building trust with our leading online car buying experience

Trustpilot

Cazoo

Reviews 4,621 • Excellent

4.7

NPS Score	Repeat Intent
c.80	88%

Would recommend to friends & family

98%

Patricia Costa
1 review

Updated 2 days ago

Amazing service

I don't remember the last time I recommended a company or brand to anyone! The experience from start to end was amazing and even with a dead battery - I'm still a very happy customer. Tom was awesome in advising me on how to get this sorted and I love how flexible you guys were with everything and so customer centric ❤️. (and I never waited more than like 30 seconds on the phone and email responses within the hour. . Wow). Cazoo - great idea, incredible execution and amazing people 👏 (if you're hiring and looking for a Product Marketing person please shout 😀) .

David Havercroft
2 reviews

Verified 4 hours ago

Hassle free car buying!

I've purchased many cars over the years and I must say my most recent purchase through Cazoo has been the smoothest! The thought of buying a car without seeing it was a little daunting but I was re-assured by the detailed photos that were available before purchase. They do also have the 7 day test drive period as additional assurance too. I purchased on a Tuesday and I took delivery on the Sunday of that same week. The car was exactly as described and the delivery driver was incredibly friendly and helpful. The new car arrived exactly when we'd agreed and I didn't have to travel anywhere to see it. Everything was sorted from the comfort of my own home. I also part exchanged my old car which was collected when they dropped off my new one. A completely hassle free process which I would thoroughly recommend to anyone. There was a minor problem with one of the keys not working but this was dealt with quickly and efficiently. This genuinely was a first class experience!!!

Gill A
1 review

Verified 15 hours ago

Excellent Customer Service

Excellent Customer Service - Friendly, helpful & Polite Staff, Found website Informative plus easy to use. Whole process very quick/efficient. Re-assuring to have the 7 days to then test to confirm any problems etc when delivered.. Staff very thorough & patient - answered all my questions.. Upon delivery you are not rushed & are introduced to your new car & shown around accordingly with relevant advices/your queries answered etc - Altogether for me it was a better experience than I had Initially anticipated (especially with us all having to cope with a Pandemic) I would, therefore recommend Cazoo.

grant buxton
1 review

Verified 4 hours ago

Car exactly as shown online

Car exactly as shown online, fast, friendly and efficient delivery and part exchange process. Very happy with the process overall and will be using Cazoo again.

Brian Ross
7 reviews

Verified 2 days ago

Car was delivered exactly on time and...

Car was delivered exactly on time and exactly as described. Delivery driver was helpful, polite and efficient. Car was immaculately presented - looked like a new car, inside, outside and under the bonnet even though it was 17 months old with 13,100 miles - and I thought the price was very fair.

Source: Q1 CX 2021 Survey, Trustpilot.

A world-class team with an unrivalled track record

Led by one of Europe's most successful serial founders & entrepreneurs



Alex Chesterman OBE,
Founder & CEO



Stephen Morana,
Group Chief
Financial Officer



Jonathan Howell,
Group Chief
Technology Officer



Paul Whitehead,
Group Chief
Operating Officer



Darren Bentley,
Group Chief
Customer Officer



Piers Stobbs,
Group Chief
Data Officer



Fern Wake,
UK Chief of
Operations



Nico Polleti
EU Managing
Director



Veronica Sharma,
Group Chief
People Officer



Theo Kortland,
SFS Managing
Director



Rachael Malcolm,
Group Strategy
Director



Felix Leuschner,
Group Business
Development
Director



Ned Staple,
Group General
Counsel

Zoopla LOVEFILM betfair PHOTOBOX Money Super Market MADE® dunnhumby AutoTrader TESLA lastminute.com DROVER CLUNO smartfleetsolutions

The clear UK leader set for European expansion

Record setting growth

- £550m run-rate revenue after 14 months[1]
- Revenue continues to grow month-on-month

Customer satisfaction

- Overwhelmingly positive customer feedback
- 4.7 star Trustpilot rating with 90% Excellent or Great

Market-leading brand

- Leading marketing deals including Premier League football sponsorships
- 69% national UK brand awareness already with an NPS of c.80[2]

World-class team

- One of UK's strongest & most proven senior management teams
- Team of 2,000+ mission-driven professionals with exceptional culture

M&A/Partnerships

- Acquisitions with game-changing infrastructure & subscription players
- Strategic partnerships with Blackhorse, etc.

Firepower to succeed

- Raised £400m+ of equity and £100m asset-backed debt financing
- Prior rounds included leading US/UK investors – significantly oversubscribed

[1] Run rate revenues as of Mar 21. [2] Source: Q1 CX 2021 Survey.

Building a strong foundation in the UK and Europe

TAM Expansion



>£310bn TAM
1st 5 target countries
£100bn+
£80bn+
£75bn+
£35bn+
£20bn+
~£170bn
£480bn+
UK
France
Germany
Italy
Spain
Other Europe
EU TAM
Full Cazoo proposition launched
Existing subscription full proposition by end 2021
Existing subscription, full proposition by end 2021
Full Cazoo proposition in 2022
Full Cazoo proposition in 2022

Overview

£480bn+
Market Opportunity

£2bn
(<1% Market share)
EU revenue by 2024

>3%
Market share at scale

Germany, France, Spain, Italy
1st 4 target EU countries

2000+ FTE
c. 200 in Europe

Source: OC&C estimate for Europe and UK retail Used Cars market in 2019. OC&C, CCFA, L'Argus, KBA, DAT, UNRAE, Autobiz, Faconauto, Febiac, Statistik Austria, VWE, Samar, Omnipret, ACEA, UNECE, World Bank, SMMT. Management estimates for future projections and market share at scale. Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

Executing game-changing M&A

In Jul-20, Cazoo completed the acquisition of Imperial Cars

Expands infrastructure across the UK
- Access to existing infrastructure and retail locations for distribution and collection

Increases sale-ready inventory of cars
- Combined inventory of over 5k cars
- Access to a prep centre with capacity for over 50k p.a.

Leverage operational and logistical expertise
- Brings in sector expertise and a strong market position

Acquisition of Drover in Jan-21, a leading car subscription platform in UK and France

Boosts launch into European market
- Leverage existing Drover brand and marketing investment

Expands addressable market
- Wider inventory available for subscription
- Increased inventory drives higher conversion

Improves economics via in-house operations and logistics
- Contributes strong sector relationships and expertise

In Feb-21, Cazoo acquired SFS, one of the UK's leading refurb specialists

Accelerating the move in house of refurb capabilities
- Less reliance on third-party suppliers
- Team of c.500 vehicle prep experts providing key organic growth

Increases UK National Coverage
- Acquisition provides the addition of 4 prep centres / inventory storage sites

Potential to leverage third party contracts
- Third party contracts for exclusive supply

Cazoo acquired Cluno in Feb-21, one of Europe's leading car subscription platforms

Combined expertise and infrastructure in subscription and sales
- Wider proposition increases TAM and conversion
- 3k+ existing subscribers & team of 100+ in Munich

Increase reach and network across Europe
- Accelerates launch in EU's largest car market
- Experienced team will help expand the Cazoo team

Increased efficiency of the brand
- Results in a single, recognisable brand with purchasing, financing, and subscription capabilities

And subscription provides opportunity to increase TAM & margins

Already a leading European car subscription player with 6.5k+ subscribers across UK, France and Germany

The customer proposition	**Single monthly payments** • Available on new cars • Collection or delivery	**Flexible & convenient** • Fully digital process • Min 6 months, up to 24 months	**All inclusive** • Just add fuel • Insurance, servicing, tax, maintenance
The business benefits	**Increased TAM** • Increases total addressable audience and market • Optimises customer conversion rate at no additional CAC[1] • Generates strong customer LTVs and repeat business	**Improved inventory** • We buy new cars at significant discounts from OEMs • We own the cars, controlling single owner value chain • We generate well maintained used cars as our own supplier	**Higher margin** • Shapes future inventory as we become own supplier • Reduces cost of other supply channels over time • Fully bundled product offering drives margin and LTV

[1] CAC defined as customer facing marketing spend divided by total retail and subscription orders.

High confidence in continuously improving metrics

Growing Revenues

- Increasing market penetration/share
- Additional ancillary product sales
- Launching new subscription service
- Developing in house finance solutions
- Driving international expansion in EU

Increasing GPU[1]

- More purchasing direct from consumer
- Greater refurbishment efficiencies
- Improving # of days to sale
- Increasing finance attachment rate
- Growing ancillary revenue streams

Decreasing CAC[2]

- Greater online adoption
- Growing inventory levels
- Increasing conversion rate
- Improving brand awareness
- Better SEO/WOM & more repeats

[1] Retail GPU defined as retail and ancillary gross profit divided by retail units sold. [2] CAC defined as customer facing marketing spend divided by total retail and subscription orders.

Company Financials

Financial highlights

Vehicles Sold[1]	Run-Rate Revenue[2]	QoQ Revenue Growth[3]	Gross Profit[4]	Cash Position[5]
25,000+	£550m+	52%	Positive	c.£700m

Note: 2020 financial information and data is unaudited, based on draft statutory accounts, and subject to change. [1] Total vehicles sold since inception in Dec 19, as of May 21. [2] Run rate revenue as of Mar 21. [3] Q4'2020 to Q1'2021 Revenue growth. [4] Q4'2020 Gross Profit. [5] Cash Position Pro Forma for primary proceeds.

Strong order growth drives attractive financial profile



Revenues by channel (£m)
FY21-24 CAGR
103%
103%
122%
102%
162
698
572
83
44
2,072
1,734
188
150
3,957
386
294
3,277
5,883
694
476
4,712
2020A
2021E
2022E
2023E
2024E
Retail
Wholesale
Other[1]
Retail units sold[2] by geography ('000s)
15
58
58
173
149
23
312
79
233
445
170
276
2020A
2021E
2022E
2023E
2024E
FY21-24 CAGR
97%
n/a
68%
Revenues by geography (£m)
162
698
18
2,072
282
1,789
3,957
939
3,018
5,883
2,001
3,882
2020A
2021E
2022E
2023E
2024E
FY21-24 CAGR
103%
384%
79%
UK
Europe

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Other revenues includes ancillary, subscription and remarketing. (2) Retail units sold defined as number of cars delivered to retail customers (net of returns).

Robust unit economics drive operational leverage

Gross Profit (£m)

Margin

	2020A	2021E	2022E	2023E	2024E
Total	(2%)	6%	8%	10%	13%
Europe	n/a	n.m.[1]	1%	4%	8%
UK	(2%)	6%	9%	12%	15%



FY21-24
CAGR
157%
278%
140%
746
162
583
401
42
359
159
4
155
44
3
42
(3)
2020A
2021E
2022E
2023E
2024E
UK
Europe

Adjusted EBITDA margin (%)



UK profitable by 2023
(50%)
(20%)
(7%)
(1%)
3%
2020A
2021E
2022E
2023E
2024E

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) GP margin not representative as all of Europe 2021E gross profit is from subscription; Europe retail roll out to begin at start 2022. Adjusted EBITDA for fiscal years 2021-2024 is presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

Clear pathway to significant revenue growth and strong profitability

Dec YE financials (£m)	2020A	2021E	2022E	2023E	2024E
Revenue	**162**	**698**	**2,072**	**3,957**	**5,883**
% YoY	*n/a*	*330%*	*197%*	*91%*	*49%*
Gross profit	**(3)**	**44**	**159**	**401**	**746**
Gross Margin	*(2%)*	*6%*	*8%*	*10%*	*13%*
SG&A as % of revenue	**(59%)**	**(29%)**	**(17%)**	**(13%)**	**(11%)**
Distribution	*(11%)*	*(6%)*	*(4%)*	*(4%)*	*(4%)*
Marketing	*(22%)*	*(8%)*	*(5%)*	*(3%)*	*(3%)*
Overhead	*(26%)*	*(15%)*	*(8%)*	*(5%)*	*(5%)*
Operating profit	**(99)**	**(156)**	**(186)**	**(100)**	**83**
Operating Margin	*(61%)*	*(22%)*	*(9%)*	*(3%)*	*1%*
Adjusted EBITDA	**(81)**	**(138)**	**(149)**	**(42)**	**160**
Adjusted EBITDA Margin	*(50%)*	*(20%)*	*(7%)*	*(1%)*	*3%*
Capex (excl. M&A)	**(20)**	**(41)**	**(53)**	**(43)**	**(68)**

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

Robust operational and financial KPI performance

Dec YE KPIs	2020A	2021E	2022E	2023E	2024E
Units sold (k) [1]	**14,981**	**57,986**	**172,557**	**311,977**	**445,414**
Retail	*12,097*	*43,442*	*127,829*	*234,214*	*324,347*
Wholesale	*2,884*	*14,544*	*44,728*	*77,763*	*121,067*
Total GPU (£) [2]	**(238)**	**1,024**	**1,245**	**1,710**	**2,299**
By Segment					
Retail [3]	*(229)*	*665*	*947*	*1,353*	*1,800*
Wholesale [4]	*(55)*	*97*	*207*	*270*	*271*
By Geography					
UK (retail)	*(229)*	*665*	*1,129*	*1,650*	*2,200*
Europe (retail)	-	-	*(174)*	*454*	*1,064*
CAC (£) [5]	**2,170**	**936**	**667**	**462**	**368**
Average monthly unique visitors (m)	**0.8**	**1.9**	**5.3**	**8.4**	**10.6**
Inventory units available on website	**4.6**	**5.3**	**14.4**	**18.0**	**26.1**
Average days to sale	**132**	**100**	**98**	**91**	**87**

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Units sold defined as number of cars delivered to retail and wholesale customers (net of returns). (2) Total GPU is defined as Total Gross profit divided by retail units sold (net of returns). (3) GPU – Retail is defined as gross profit derived from retail revenues and ancillary revenues, divided by retail units sold (net of returns). (4) GPU – Wholesale is defined as gross profit derived from wholesale revenues, divided by wholesale units sold. (5) CAC is defined as customer facing marketing spend divided by total retail and subscription orders

Strong start to Q1, high confidence in 2021 delivery

(in £ millions, except per unit data)	Q1 2020	Q1 2021	% Change	2021E Guidance
	Quarterly results (unaudited)			
Units sold (k)	2	10	373%	43
Retail	2	8	362%	
Wholesale	0	2	423%	
Total revenues	20	114	481%	698
Retail	18	97	431%	
Wholesale	1	6	418%	
Other	0	11	NM	
Total Gross Profit	(1)	4	NM	44
% margin	(2.6%)	3.2%		6.4%
Retail Gross Profit per Unit	(287)	143	NM	665
Total Adjusted EBITDA				(138)

Q1 units sold approaching 10,000 as the Company continued its rapid growth trajectory

Increase in revenue driven primarily by significant retail order growth in the UK

Improvement in retail GPU driven by higher finance attachment, improved buying mix and stock turn

Note: Financial information and data is unaudited and subject to change. Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Units sold include retail and wholesale sales.

Key investment highlights

c.£500bn market across the UK & EU ripe for digital disruption

Unique proposition and brand with market-leading execution

Proprietary data and technology underpin growth & profitability

Fully integrated model in the UK, with in-house reconditioning and logistics

Compelling progress hitting £550m run-rate revenues[1]

World-class team led by one of Europe's most successful serial digital entrepeneurs

Benefiting from acceleration & permanent shift from offline to online

Expertise in executing game-changing M&A and commercial partnerships

Clear leader & significant head start in Europe's most attractive market

CAZOO

[1] Run-Rate revenues as of Mar 21.

Appendix

Cazoo projects best-in-class growth relative to comparable companies



21E-23E Revenue CAGR
138 %
CAZOO
35 %
CARVANA
52 %
vroom
24 %
High Growth Internet¹
18 %
Inventory Carrying E-Comm.²
21E-23E GP CAGR
200 %
38 %
72 %
27 %
18 %
2022E & 2023E GP Margin
8 %
10 %
16 %
16 %
9 %
10 %
53 %
53 %
44 %
44 %

Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Company Information, CapitalIQ and IBES Consensus Estimates; Market data as of 14-May-2021. Note: Aggregate values based on medians.
(1) Includes CarGurus, Etsy, MercadoLibre, The Realreal, Shopify, Zillow, and Amazon. (2) Includes Chewy, Revolve, Stitch Fix, Wayfair, Zalando, ASOS, Boohoo, Ocado.

Cazoo exhibits a truly differentiated financial profile

All North-America listed tech companies
800+ companies

CAZOO

Scale
284 public companies

Scale >$1,000m
2022E Revenue

$3bn
Revenue 22E

Sustainable high top-line growth
2 public companies

CAGR >60%
21E–23E Revenue

138%
CAGR 21E-23E

CAZOO Opendoor snowflake

Industry focus
1 public company

Consumer brand

✓

CAZOO Opendoor

Source: FactSet as of 14 May 2021, Company model. Note: Cazoo figures converted from GBP to USD at conversion rate of 1.379 USD/GBP.

Cazoo's growth trajectory closely matches Carvana's proven profile


Revenue Estimates ($m)
$1,955
$963
2018
2021E
$3,940
$2,857
2019
2022E
$5,587
$5,456
2020
2023E
$9,585
$8,112
2021E
2024E
$12,857
2022E
Gross Profit Estimates ($m)
$197
$61
2018
2021E
$512
$219
2019
2022E
$794
$552
2020
2023E
$1,447
$1,028
2021E
2024E
$2,018
2022E
Retail Units Sold Estimates (000s)
94
43
2018
2021E
118
128
2019
2022E
244
234
2020
2023E
417
324
2021E
2024E
564
2022E
Carvana
Cazoo

Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Company Information and Public Filings. Carvana IBES consensus projections as of 14-May-2021. Cazoo financials conveyed to $ based on an FX rate of 1.379 USD / GBP.

Cazoo's valuation is attractive on a growth-adjusted basis

	Cazoo	Carvana	Vroom	High Growth Internet[1]	Inv. Carrying E-Comm.[2]
2022E EV / Revenue	2.5 x (1.8 x)	3.5 x (10.0 x)	1.1 x (2.2 x)	4.0 x (22.5 x)	1.9 x (11.2 x)
2022E EV / GP	31.9 x (15.9 x)	22.1 x (57.6 x)	12.0 x (16.6 x)	11.7 x (42.0 x)	5.5 x (31.1 x)
2023E EV / Revenue	1.3 x (0.9 x)	2.6 x (7.4 x)	0.8 x (1.5 x)	3.6 x (17.1 x)	1.7 x (9.7 x)
2023E EV / GP	12.7 x (6.3 x)	16.1 x (42.0 x)	7.2 x (10.1 x)	8.7 x (32.3 x)	4.8 x (26.7 x)

(x) Growth Adj. Multiple [3]

Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Company Information, CapitalIQ and IBES Consensus Estimates; Market data as of 14-May-2021. Note: Aggregate values based on medians. (1) Includes CarGurus, Etsy, MercadoLibre, The Realreal, Shopify, Zillow, and Amazon. (2) Includes Chewy, Revolve, Stitch Fix, Wayfair, Zalando, ASOS, Boohoo, Ocado. (3) Calculated as Multiple divided by 21E-23E growth multiplied by 100.

Near term penetration levels in UK achieved in TAM imply $25bn+ in revenue potential

	UK	+	EU	=	CAZOO
2025F TAM	~£120bn		~£510bn		**~£630bn**
Assumed Market Penetration	~3.0%		~3.0%		**~3.0%**
Implied Revenue	~£4bn		~£15bn		**~£19bn**

Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Source: Management estimates for 2025 TAM projections.

...in a highly fragmented industry

There are ~180k dealerships across the top 10 markets in Europe[1] & no dealer group has >5% market share[2]

15k

29k

38k

~180k

10 largest European markets



7.2
7.9
5.8
~1%
~3%
~4%
Germany
UK
France
Number of used car transactions (m)
Top dealer group's estimated market share (%)

Source: Company annual reports, IBIS World, DeStatis, Eurostat, ICDP, Xerfi - Le Journal de L'automobile, IFA, OC&C analysis. (1) OC&C Market Report: dealer groups in EU & UK's top 10 car markets by total used and new car retail value. Germany, France, Netherlands, Belgium, Poland, Sweden, Austria, Italy, Spain dealer numbers as of 2018, UK as of 2019. (2) Top dealer group's estimated market share in the three largest European car markets all less than 5%.

Financials split by region

Dec YE financials (£m)	2020A	2021E	2022E	2023E	2024E
Revenue - UK	**162**	**681**	**1,789**	**3,018**	**3,882**
Retail	*150*	*572*	*1,510*	*2,495*	*3,088*
Wholesale	*9*	*44*	*134*	*233*	*317*
Other	*3*	*65*	*145*	*290*	*477*
Revenue - Europe	**-**	**18**	**282**	**939**	**2,001**
Retail	-	-	*224*	*782*	*1,624*
Wholesale	-	-	*16*	*61*	*159*
Other	-	*18*	*42*	*96*	*217*
Gross Profit - UK	**(3)**	**42**	**155**	**359**	**583**
Margin	*(2%)*	*6%*	*9%*	*12%*	*15%*
Gross Profit - Europe	**-**	**3**	**4**	**42**	**162**
Margin	-	*n.m.*	*1%*	*4%*	*8%*

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

Overview of Ajax I

A Unique and Differentiated Investor-Operator Value Proposition



Dan Och
Outperformed the S&P by 6.7x over 25 years



Glenn Fuhrman
$17bn of firm profits over 21 years



Kevin Systorm
Co-Founder, Former CEO
Instagram



Jim McKelvey
Co-Founder
Square



Anne Wojcicki
Co-Founder, CEO
23andMe



Steve Ells
Founder, Former CEO
CHIPOTLE

with $200M PIPE commitment

Lower Cost of Capital


20%
10%
Traditional
Ajax I

50% of the traditional sponsor promote

Extended Post-Combination Lock-Up

>2x the standard lock up[1]

Investment Team With Deep Experience in Growth Focused Companies

robinhood | coinbase | talkdesk | TransferWise | stripe | instacart | FIGS

Source: Company information. (1) Subject to early release if shares trade at or above $12.00 (as adjusted) for 20 out of 30-trading day period beginning 150 days post business combination.

Why we believe in the Cazoo opportunity

Why we believe in the story

- Unique proposition and brand with market-leading execution
- Clear leader & significant head start in Europe's most attractive market
- World-class team led by one of Europe's most successful founders

Why we believe Cazoo is a great investment

- c.£500bn market across the UK & EU ripe for digital disruption
- Benefiting from acceleration & permanent shift from offline to online
- Data-driven organisation with favourable economics & comps to US peers

Build up of Cazoo financials

		2020A (£m)
2020A Loss for the Year from Continuing Operations	Loss for the year from continuing operations	(98.9)
Adjustments	Tax credit	(1.0)
	Finance income	(0.5)
	Finance expense	1.3
	Depreciation[1]	5.9
	Amortisation	1.3
	Share based payment expense	3.8
	Exceptional cost[2]	6.9
2020A Adjusted EBITDA	Adjusted EBITDA	(81.2)

(1) Depreciation of £5.9 million relates to continuing operations. Total depreciation charge is £11.9 million and includes the accelerated depreciation charges in relation to the write-down of Imperial's leasehold improvement fixed assets at dealership sites converted into Cazoo customer centers. (2) Exceptional costs are primarily related to transaction costs and restructuring costs incurred in relation to the discontinuation of an acquired business. Specifically, £0.9 million was incurred as transaction costs in relation to the acquisition of Imperial and £6.0 million was incurred in relation to the discontinuation of the acquired Imperial's business.